UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

December 26, 2012

Commission File No.: 333-179140

BIOCANCELL LTD.
(Translation of registrant’s name into English)

Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775, Israel
Tel: 972-2-548-6555

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Following is an English translation of the quarterly report of BioCancell Ltd. for the third quarter of 2012, originally filed in Hebrew with the Israel Securities Authority in Hebrew.

Part A
Significant Updates to the Company’s Business in the Quarter Ending
September 30, 2012

In accordance with Regulation 39a of the Israeli Securities Regulations (Period and Immediate Reports) – 1970, below are details regarding significant updates to the business of BioCancell Ltd. (hereinafter: “the Company”) for the three months ending September 30, 2012 (hereinafter: “the Period”) and up to the date hereof. Phrases used herein shall have the meaning ascribed to them in the periodic report of BioCancell Therapeutics Inc. (hereinafter: “BioCancell USA”) for 2011 (ISA Ref: 2012-01-050445) (hereinafter “the Periodic Report”), unless stated otherwise.

This chapter of the Company’s quarterly report assumes that the chapter regarding the Company’s business from the Periodic Report, as well as updates in BioCancell USA’s quarterly report as of March 31, 2012 (ISA Ref: 2012-01-119757) and the Company’s quarterly report as of June 30, 2012 (ISA Ref: 2012-01-226869), are in front of the reader.

Assessments made by the Company in this report regarding the Company’s multi-year research and development plan including execution timetables, dates of completion of trials and evaluations of costs, as well as with regard to interim results of these trials, are forward-looking statements, based on the information the Company currently possesses. These assessments may not be realized, in full or in part, or may come to fruition differently to what was expected, as a result of a number of factors, including: receiving final trial results which differ from interim results, an inability to complete the development of BC-821 to a stage of clinical trial readiness, non-achievement of trial objectives, non-achievement with regard to timetables, inability to procure the requisite funding for continued development of the drug, inability to obtain the regulatory approvals required in order to continue development, and additional factors which are not under the control of the Company.

Development of the Drug BC-821

In addition to developing drug-candidate BC-819 for cancer treatment via local administration, the Company is continuing to develop drug-candidate BC-821. Unlike BC-819, which synthesizes Diphtheria toxin only in cells in which the cancer-related gene H-19 is expressed, BC-821 synthesizes the toxin in cells in which either or both of two cancer-related genes (H19 and IGF2) are expressed. In trials performed on mice, this combination showed greater efficacy than BC-819 in killing cancer cells, while demonstrating a safety profile similar to that of BC-819. In addition to the greater efficacy and similar safety profile, BC-821 has two advantages: (i) the Company intends to develop BC-821 for intravenous administration, which could make this drug-candidate suitable for a wider range of cancer indications; and (ii) the intellectual property protecting this drug-candidate is broader and will be enforceable for a significantly longer period from this date, than that of BC-819.

The Company has therefore decided to develop BC-821, and in the coming year, intends to develop production processes for BC-821 in order to perform pre-clinical trials, and carry out the studies required in order to commence clinical trials of BC-821 from the beginning of 2014.

Clinical Status and Work Plan Update

On October 30, 2012, the Company published amendments to its work plan, according to which:

1.
The last patient in the Company’s Phase IIb bladder cancer clinical trial has been recruited, and the Company estimates that complete results of this trial will be published in the second quarter of 2013. In the light of the encouraging interim results already received for this trial, the Company intends to continue development of the bladder cancer indication, by: (i) continuing development of production procedures for BC-819 in preparation for a Phase III clinical trial for this indication and for bringing the drug-candidate to market (if and when these stages are reached); (ii) acting to recruit an international partner in order to continue developing BC-819 for this indication with a Phase III clinical trial; and (iii) conducting a small-scale safety trial, including approximately 12 patients, examining the possibility of expanding the use of BC-819 to high-risk patients (where previous clinical trials have only included low- and medium-risk patients), to take place concurrently with the Phase IIb clinical trial.

2.
The last patient in the Company’s Phase IIb pancreatic cancer clinical trial has been recruited, and the Company estimates that complete results for the 12 patients recruited will be published in the first quarter of 2013. Interim results show that four out of the six patients who have completed the primary treatment stage, demonstrated tumor shrinkage or stable disease, with the other two showing disease progression. The Company expects to publish its decisions regarding the continued development of BC-819 as a treatment for pancreatic cancer following analysis of the complete results of the trial.

3.
The Company’s Phase I/IIa ovarian cancer clinical trial concluded successfully, and a full report has been made to the relevant regulatory authorities. The Company will decide regarding continued development of BC-819 as a treatment for ovarian cancer at a later date.

Below is a table summarizing data regarding drug development for bladder cancer, pancreatic cancer and ovarian cancer:

Trial Name	Phase	IND / IDE	Purpose	Sites	Location	Planned Participants	Existing Participants	Trial Type & Status	Timetable	Cost Estimate	Past Cost	Final / Interim Results
Ovarian Cancer	I/IIa	IND	Safety (Primary) and Preliminary Efficacy (Secondary) of 3 escalating doses of BC-819	6	Israel	11	11	Completed. Trial was open, not controlled or randomized.	April 2009 to February 2012.	-	$2,403,000
Primary Endpoint: Drug was well tolerated, no Maximum Tolerated Dose or Dose-Limiting Toxicity established. Secondary Endpoint: Preliminary efficacy demonstrated through decrease of ascites in high-dosage group.

Bladder Cancer	IIb	IND	Efficacy	11	Israel and the USA	39	39	Recruitment completed. Trial is open, not controlled or randomized.	Results expected by Q2 2013.	$156,000	$3,191,000	63% of patience showed no recurrence after 3 months and 44% after one year (interim results for first 22 patients).

Trial Name	Phase	IND / IDE	Purpose	Sites	Location	Planned Participants	Existing Participants	Trial Type & Status	Timetable	Cost Estimate	Past Cost	Final / Interim Results
Pancreatic Cancer	IIb	IND	Efficacy of two different doses in combination with gemcitabine	9	Israel and the USA	12	12	Recruitment completed. Trial is open, not controlled or randomized.	Results expected by Q2 2013.	$556,000	$2,728,000	4 out of 6 patients who completed treatment showed partial response or stable disease. The 2 other patients showed disease progression.
Bladder Cancer	IIb	IND	Efficacy	5	Israel	12	0	Recruitment not yet commenced. Trial will be open, not controlled or randomized.	Not yet determined.	$250,000	-	N/A

Conversion / Repayment of Convertible Loans

On July 31, 2012, following approval of a general meeting of stockholders of BioCancell USA of July 25, 2012, Clal Biotechnology Industries Ltd. (“CBI”) invested $2,480,500 in BioCancell USA in return for 10,731,720 shares of BioCancell USA’s common stock at a price per share of NIS 0.87. The funds were paid to Tikcro Technologies Ltd. (“Tikcro”) as repayment for the convertible loan that Tikcro provided BioCancell USA in 2008. In addition, CBI and the Provident Fund of the Hebrew University of Jerusalem (“the Provident Fund”) converted their convertible loans from 2008 into shares of common stock. For further details, see Sections 6.4.5 and 6.4.6 of the Board Report in Part B of this report.

Restructuring

The Company was set up for the purpose of restructuring BioCancell USA, a company registered in 2004 in Delaware and whose shares were traded on the Tel Aviv Stock Exchange (hereinafter: “TASE”) between 2006 and August 14, 2012.

The Restructuring was intended to provide a solution for the difficulty that derives from BioCancell USA being a company that was incorporated in the State of Delaware in the United States and which is traded on the TASE, in such manner that: (A) BioCancell USA is subject to double reporting requirements, both those under the Securities Law in the USA as well as under the Securities Law in Israel; (B) in order to raise capital from the public in Israel, BioCancell USA is requited in addition to publishing a prospectus (or alternatively a shelf offer report under the power of a shelf prospectus) in Israel, to publish a parallel prospectus in the USA and to receive the approval of the United States' Securities Exchange Commission, in accordance with the provisions of the United States Exchange Act of 1934 and the regulations thereunder.

On August 14, 2012 the Company completed the procedure for the merger with BioCancell USA and became a public company, as defined in the Companies Law, certain of whose securities (including its shares1) are registered for trade on the TASE and which reports in accordance with the provisions of Chapter 6 of the Securities Law and which holds all of the securities of BioCancell USA, including all of the issued and paid up capital of BioCancell USA (which became a privately-held company).

The Restructuring did not contain any change in BioCancell USA's business activity (or in that of its subsidiary company – BioCancell Therapeutics Israel Ltd. (hereinafter: "BioCancell Israel")) or in the holding rates of the existing holders of securities (including the shareholders), and with the completion of the Restructuring, the Company is a mirror image of BioCancell USA in all issues relating to the operations of the Company and the holding rates of the holders of the securities therein (including the shareholders).

Receipt of Qualifying Loans

In August 2012, the Company's Audit Committee and Board of Directors approved the entering into a commitment by BioCancell Israel under an agreement to receive a loan from CBI in an amount of up to NIS 2 million, at an annual interest rate of 1.8%. The exact amount of the loan was to be determined by CBI in accordance with the Company’s needs. The loan was approved by the Audit Committee and Board of Directors in accordance with the provisions of Section 1 (2) of the Companies Regulations (Reliefs in transactions with interested parties) – 2000 (hereinafter: "The Reliefs Regulations"), as a qualifying loan. The principal and the interest will be repaid in one payment at the earlier of the following times: (a) the passage of six months from the time at which BioCancell Israel receives the loan; (b) 2 business days from the time at which the consideration from a private issue or a public issue of securities in the Company is transferred to the Company, if and in so far as the Company makes an issue, as aforesaid. The parties are entitled to agree to an extension of the period of the loan until July 30, 2013 in accordance with the terms. In August, BioCancell Israel signed the agreement and received the loan.

In September 2012, the Company's Audit Committee and Board of Directors approved the entering into a commitment by BioCancell Israel under an agreement to receive an additional loan from CBI in an amount of up to NIS 3 million, at an annual interest rate of 2.18%. The exact amount of the loan was to be determined by CBI in accordance with the Company’s needs. The loan was approved by the Audit Committee and Board of Directors in accordance with the provisions of Section 1 (2) of the Reliefs Regulations, as a qualifying loan. The principal and the interest will be repaid in one payment at the earlier of the following times: (a) the passage of six months from the time at which the BioCancell Israel company receives the loan; (b) 2 business days from the time at which the consideration from a private issue or a public issue of securities in the Company is transferred to the Company, if and in so far as the Company makes an issue, as aforesaid. The parties are entitled to agree to an extension of the period of the loan until July 30, 2013 in accordance with the terms. In September and October, BioCancell Israel signed the agreement and received the loan.

Preliminary Discussions Regarding Merger

On October 15, 2012, the Company announced that, following preliminary discussions with representatives of Proteologics Ltd. (hereinafter: “Proteologics”), an Israeli corporation whose securities are traded on the Tel Aviv Stock Exchange, it is evaluating the feasibility of a merger between the companies (which it believes would take place on the basis of a stock swap). The Company’s evaluation of the possible merger is at a very early stage, with no principles agreed upon, including with regard to the valuation of the companies for the purpose of such merger, the post-merger corporate structure, and the composition of the board of directors and management of the merged company.

1
BioCancell Ltd. has registered the shares of BioCancell Ltd. for trade on the TASE, as well as two series of warrants (Series 1) and (Series 2), which were allocated in exchange for the shares and warrants (Series 3) and (Series 4) of BioCancell USA.

On October 25, 2012, the Company announced, in connection with the examining of the feasibility of a merger between the Company and Proteologics Ltd., that it estimates that the merger, if consummated, would take place in a way of a stock swap based on the market value of both companies on the TASE with such adjustments, as and if required, pursuant to any negotiations between the parties. As of October 25, 2012, there were no discussions between the companies concerning their market value in the connection with the potential transaction. In light of the abovementioned, there is no guarantee that such feasibility examination will mature to negotiations which will lead to a transaction, whether on the basis described above, or otherwise.

The consummation of the merger under consideration would be subject, inter alia, to continued examination by both parties (including mutual due diligence regarding legal, accounting and scientific considerations), an agreement regarding the details of the merger, approval by the authorized organs of each company (including general meetings of shareholders), receipt of any third-party approvals required, and the publication of reports as required by law. There is no guarantee that the Company and Proteologics will even commence negotiations leading to a transaction, whether on the basis described above, or otherwise, but in any case, the Company’s management estimates that such merger will in any case not be completed before the first quarter of 2013.

For the sake of caution, as the Company’s controlling shareholder, CBI, may be considered an interested party in such transaction, the board of directors of the Company has resolved to treat such transaction as a transaction in which the controlling shareholder has a personal interest. The board of directors therefore established an independent committee composed of its two external directors (as determined under Israeli law) in order to continue examining such merger.

Public Fundraising Round

On October 31, 2012, the Company published an incomplete fundraising prospectus for issuing shares to the public. On November 12, 2012, the Company published a complementary announcement and completed the raising of NIS 15,692 thousand in return for the issuance of 37,362,000 shares of the Company at a price per share of NIS 0.42. For more information, see Section 6.2 of the Board Report in Part B of this report

TASE Restricted Trading List

On July 23, 2012 the TASE gave BioCancell USA warning in respect of the non-compliance with the rules for the preservation of the registration and an extension for complying with the said rules until December 31, 2012 failing which the Company’s securities would be transferred to the preservation list.

PART B
BOARD REPORT ON THE STATE OF THE CORPORATION'S AFFAIRS FOR THE NINE
MONTHS AND THREE MONTHS ENDED SEPTEMBER 30, 2012

We are honored to hereby present the Board Report on the state of the affairs of BioCancell Ltd. (hereinafter: "the Company") for the periods of three months and of nine months ended September 30, 2012 (hereinafter: "the Period"), in accordance with the Securities Regulations (Periodic and Immediate Reports) – 5730-1970.

The Company was established for the purposes of a Restructuring of the company BioCancell Therapeutics Inc. (hereinafter: "BioCancell USA"), (a company that was incorporated in Delaware in 2004 and whose shares were traded on the Tel Aviv Stock Exchange between 2006 and August 14, 2012.

Following the restructuring on August 14, 2012, the Company is publicly traded, as defined in the Companies Law – 1999 (hereinafter: the “Companies Law”) some of whose securities (including shares) are listed for trade on the TASE. The Company reports to the ISA in accordance with Chapter 6 of the Securities Law – 1968 (hereinafter: the “Securities Law”) and holds all securities of BioCancell USA, which has become a privately-held company.

Following the aforementioned restructuring, the Company’s financial statements as of September 30, 2012 and information contained in this Board Report have been prepared under the pooling method, in accordance with which the reports have been prepared as if the Company had existed since the time at which BioCancell USA was founded and they include the operations of BioCancell USA. The descriptions and the data that are included in the report have also been prepared on identical assumptions, according to which the Company has always existed. BioCancell USA has a wholly-owned subsidiary company – BioCancell Therapeutics Israel Ltd. (hereinafter: "the Subsidiary Company", and together with BioCancell USA – "the Group").

This Board Report contains, inter alia, a description of the State of the Company’s business, the results of its operations and the manner in which events in the reporting period affect the data in the Company’s pro-forma consolidated financial statements as of September 30, 2012 (hereinafter: "the Financial Statements"). It should be noted that the Financial Statements include a comment in accordance with which the continuation of the development stages and the realization of the assets that are connected to the Group's planned activity are dependent upon future events, which include the raising of additional capital and the achievement of operating profits in the future, which is something that raises significant doubts in respect of the continued existence of the Company as a "going concern", as detailed in Section 6 below.

The Board Report is attached to the Company’s financial statements as of September 30, 2012 and has been prepared under the assumption that the Board Reports for the year ended December 31, 2011 and the three months ended March 31, 2012 (which were attached to the Company's prospectus of May 31, 2012 (ISA Ref: 2012-01-141957), as well as the Board Report for the six months ended June 30, 2012, (ISA Ref: 2012-01-226869) are in front of the reader.

The attached financial statements have been prepared in accordance with the Securities Regulations and in accordance with the International Financial Reporting Standards (hereinafter: "IFRS").

Part A – The explanations of the Board of Directors for the state of the Company's business (general, operating results, shareholders' equity and cash flows)

1.	The Group's field of activity

The Group is engaged in research and development activities relating to cancer drugs, which are being developed by a research team, which is headed by Professor Avraham Hochberg from the Hebrew University of Jerusalem, who was one of the founders of the Company, is an interested party in it and as of the present time serves as a director in the Company and as the Group's Chief Scientist.

The Group's research and development activities are based on an agreement and an exclusive license dated November 2005 (with additions thereto dated November 2005 and September 2007) which was signed with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (hereinafter: "Yissum" and "the license agreement", respectively), under which the Group received an exclusive, worldwide license for the development, use, production, marketing sale, trade, importation, distribution and export of products that are protected by certain patents and patent applications, which were detailed in the licensing agreement (hereinafter: "the products" and "the patents", respectively) and for the provision of services in connection with those products. It was further determined within the framework of the licensing agreement that the Group has the exclusive right to grant sub-licenses to third parties in connection with the patents. In consideration, the Group has undertaken to pay royalties to Yissum.

It should be noted that the Group's activity is conducted primarily through the subsidiary company. The Group is at the stage of developing the products and as of the time of the publication of the financial statements it is not making sales and it has no revenues.

The drugs that the Group is developing are supposed to bring about the focused destruction of cancer cells without damaging healthy cells (Targeted Cancer Therapy). The approach is based on the identification of genes that find expression solely and exclusively in the cancerous cells, but not in the healthy cells ("the target genes") and on the use of those genes to operate the toxin solely within the cancerous cells in a manner that will lead to their destruction without causing damage to the healthy cells. The suitability of the patients for the therapy is determined by the preliminary checking of the level at which the target gene is expressed in the cancerous growth.

The Group has determined that two genes, H19 and IGF2 complement each other and are expressed in cancerous growths as target genes.

The Group's leading product, BC-819 is a biological material that is called a plasmid. The drug is infiltrated into cells in the region where the cancerous tumor is located and synthesizes diphtheria toxin solely within the cancerous cells, which express the H19 gene, and destroys them.

This drug could be used for various types of cancer, including cancer of the bladder, pancreatic cancer and ovarian cancer.

The Group's main targets as of the date of the report are the progression of the development of the first product (BC-819), which is designated for commercial sales, whilst completing the clinical trials that are required for that purpose, and the receipt for the regulatory approvals  for the marketing of the product and the start of sales. For additional details see sections 1.24 (business targets and strategies) and 1.25 (expectations for developments in the coming year) in Part A of BioCancell USA's annual report as of December 31, 2011 (Description of the Corporation's Business), which was published on February 23, 20012 (Document Number 2012-01-050445).

As of the present time the Group is progressing with the execution of clinical trials with BC-819 as a treatment for two types of cancer, as follows:

•	Phase IIb clinical trials with BC-819 as a treatment for cancer of the bladder.

•	Phase IIb clinical trials with BC-819 as a treatment for pancreatic cancer.

2.	Consolidated business results

The following are the abbreviated operating results in the financial statements (in NIS thousands):

	01-09/2012	01-09/2011	07-09/2012	07-09/2011	01-12/2011
Research and development expenses before the set-off of grants	11,487	9,188	1,952	3,490	14,083
Research and development expenses, net	9,693	8,018	1,366	3,155	12,585
Administrative and general expenses	4,365	5,447	972	1,665	7,444
Financing expenses (income), net	4,688	(2,118)	713	(2,564)	(2,548)
Net (income) loss	18,746	11,347	3,051	2,256	17,481

The following is an analysis of the operating results (the developments in the items in the statement of income) in the nine months and in the three months ended September 30, 2012.

2.1	Research and Development (R&D) expenses

Nine Months Ending September 30, 2012

During the course of the nine months ended September 30, 2012, the Group's research and development expenses, before setting off grants amounted to NIS 11,487 thousand, as compared with research and development expenses, before setting off grants of NIS 9,188 thousand in the course of the comparative period in the previous year, an increase of approximately 25%.

During the course of the nine months ended September 30, 2012, the Group's net research and development expenses amounted to NIS 9,693 thousand, as compared with net research and development expenses of NIS 8,018 thousand in the course of the comparative period in the previous year, an increase of approximately 21%.

The increase in the research and development expenses in the nine months ended September 30, 2012 by comparison with the comparative period in the previous year, as detailed above in this section, derived primarily from the increase in the costs and materials purchases for the Phase IIb clinical trials for pancreatic cancer patients by comparison to the Phase I/IIa trials for pancreatic cancer, which were conducted in the comparative period in the previous year, offset by a decrease in the costs of the Phase IIb bladder cancer clinical trial owing to the completion of patient recruitment for that trial, and a decrease owing to the completion of the Phase I/IIa ovarian cancer clinical trial.

Three Months Ending September 30, 2012

During the course of the three months ended September 30, 2012, the Group's research and development expenses, before setting off grants amounted to NIS 1,952 thousand, as compared with research and development expenses, before setting off grants of NIS 3,490 thousand in the course of the comparative period in the previous year, a decrease of approximately 44%.

During the course of the three months ended September 30, 2012, the Group's net research and development expenses amounted to NIS 1,366 thousand, as compared with net research and development expenses of NIS 3,155 thousand in the course of the comparative period in the previous year, a decrease of approximately 57%.

The decrease in the research and development expenses in the three months ended September 30, 2012 by comparison with the comparative period in the previous year, as detailed above in this section, derived primarily from a decrease in the costs of the Phase IIb bladder cancer clinical trial owing to the completion of patient recruitment for that trial, and a decrease owing to the completion of the Phase I/IIa ovarian cancer clinical trial, and a decrease in the costs of the Phase IIb clinical trials for pancreatic cancer patients, and because in the comparative period in the previous year, the Company incurred setup and material purchase costs in order to commence this trial.

2.2	Administrative and general expenses

Nine Months Ending September 30, 2012

During the course of the nine months ended September 30, 2012, the Group's administrative and general expenses amounted to NIS 4,365 thousand, as compared with NIS 5,447 thousand in the course of the comparative period in the previous year, a decrease of approximately 20%.

The decrease in the administrative and general expenses in the first nine months of 2012 by comparison with the comparative period in the previous year, derives from the decrease in salary expenses in respect of options for employees and from a decrease in the business consultancy expenses, which were partially offset by expenses relating to the restructuring of BioCancell USA as described above.

Three Months Ending September 30, 2012

During the course of the three months ended September 30, 2012, the Group's administrative and general expenses amounted to NIS 972 thousand, as compared with NIS 1,665 thousand in the course of the comparative period in the previous year, a decrease of approximately 42%.

The decrease in the administrative and general expenses in the three months ended September 30, 2012 by comparison with the comparative period in the previous year, derives from the decrease in salary expenses in respect of options for employees and from a decrease in business consultancy expenses and the expenses relating to the restructuring of BioCancell USA as described above.

2.3	Financing expenses

Nine Months Ending September 30, 2012

During the course of the nine months ended September 30, 2012, the Group's net financing expenses amounted to NIS 4,688 thousand, as compared with net financing income of NIS 2,118 thousand in the course of the comparative period in the previous year. The change derives from the increase of the valuations in each period, in respect of the Company's short-term and long-term liabilities, which derives from an increase in the fair value of: (A) loans that were convertible into shares, which were received in July 2008 from CBI, Tikcro Technologies Ltd. and from the Provident Fund of Employees of the Hebrew University Ltd. (hereinafter: "The convertible loans") and were repaid or converted on July 31, 2012; (B) a decrease in the fair value of the non-tradable warrants that the Company has issued to various investors; and also (C) in respect of the updating of the liability for underwriters' fees in accordance with its fair value; and  all of which were reflected in the statement of income.

Of the financing expenses in an amount of NIS 4,688 thousand, an amount of NIS 924 thousand are in respect of the Company's cash flow expenses in the course of the first nine months of the year 2012. The additional financing expenses of NIS 3,823 derive from updates of evaluations in the entire period.

Three Months Ending September 30, 2012

During the course of the three months ended September 30, 2012, the Group's net financing expenses amounted to NIS 713 thousand, as compared with net financing income of NIS 2,564 thousand in the course of the comparative period in the previous year.

The change derives from the updating of the evaluations in each period, in respect of the Company’s short-term and long-term liabilities deriving from an increase in the fair value of the convertible loans that the Company has issued, a decrease in the fair value of the non-tradable warrants that the Company has issued to various investors, and also from the updating of the liability for underwriters' fees in accordance with its fair value.

3.	The Company's financial position.

3.1	Current assets

As of September 30, 2012 the Group's current assets amounted to NIS 2,630 thousand, including cash and cash equivalents of NIS 1,772 thousand, as compared with current assets of NIS 3,086 thousand, including cash and cash equivalents of NIS 919 thousand as of December 31, 2011. The decrease in the Group's current assets as of September 30, 2012 at a rate of approximately 15% derives from a decrease in prepaid expenses that were reflected as expense in respect of the services that were reduced for clinical trials, offset by an increase in cash due to the receipt of short-term loans.

3.2	Fixed assets and intangible assets

The balance of the Group's fixed assets and intangible assets as of September 30, 2012 amounted to NIS 178 thousand, (including intangible assets of NIS 2 thousand), as compared with fixed assets and intangible assets of NIS 254 thousand, (including intangible assets of NIS 11 thousand), as of December 31, 2011. The decrease in the balance of the Group's fixed assets and intangible assets as of September 30, 2012 as compared with the balance of the Group's fixed assets and intangible assets as of December 31, 2011 at a rate of approximately 30% derives primarily from depreciation expenses.

3.3	Current liabilities

As of September 30, 2012 the Group's current liabilities amounted to NIS 9,241 thousand, as compared with current liabilities of NIS 16,129 thousand as of December 31, 2011. The decrease derives from the conversion or repayment of convertible loans, and a decrease in payments owed to suppliers relating to clinical trial expenses, partially offset by the receipt of short-term loans.

3.4	Working capital and the current ratio

The Company's working capital as of September 30, 2012 stood at NIS (46,611) thousand (negative working capital) and its current ratio was 28% as of September 30, 2012, as compared with working capital of NIS (13,043) thousand and the current ratio of 19% as of December 31, 2011. The decrease in the Company’s working capital derives from the conversion or repayment of convertible loans, and a decrease in payments owed to suppliers relating to clinical trial expenses, partially offset by the receipt of short-term loans.

3.5	Non-current liabilities

The Group's non-current liabilities as of September 30, 2012 amounted to NIS 565 thousand, as compared with NIS 1,958 thousand as of December 31, 2011. The decrease by comparison with December 31, 2011 derived from the decrease in the fair value of non-marketable warrants (allocated to various investors), based on the Company's share price and the standard deviation on the basis of which the variation was calculated, in accordance with the IFRS standards. The instrument is measured in accordance with its fair value at each cut-off date, where the changes in the fair value are reflected in the statement of income in each period.  For additional details in respect of the fair value in connection with the convertible securities that the Company has issued, see Section 16 below.

3.6	The deficit on shareholders' equity

The deficit on shareholders' equity as of September 30, 3012 amounted to NIS (6,821) thousand as compared with a deficit on shareholders' equity of NIS (13,623) thousand as of December 31, 2011. The change in the equity (that is to say, the decrease in the equity deficit) in the reporting period derives from private offerings that were executed during the first and third quarters of 2012, and the conversion of convertible loans, after setting off the absorption of cash by the Company's operating activities in general and in the development of the drugs in particular.

4.	Liquidity

	01-09/2012	01-09/2011	07-09/2012	07-09/2011	01-12/2011
Net cash absorbed by operating activities	(12,780)	(13,100)	(2,521)	(6,798)	(18,808)
Net cash generated (absorbed) by investment activities	(136)	7,026	(135)	(17)	7,025
Net cash generated by financing activities.	13,769	333	3,000	242	333

Cash flows absorbed by operating activities

The cash flows absorbed by operating activities amounted to NIS 12,780 thousand and NIS 13,100 thousand in the course of the first nine months of the year 2012 and the year 2011, respectively, an increase of approximately 2%.

The change in the cash flows absorbed by operating activities derived primarily from a decrease in cash used for the Company’s activities.

The cash flows absorbed by operating activities amounted to NIS 2,521 thousand and NIS 6,798 thousand in the course of the three months ended September 30, 2012 and 2011, respectively, a decrease of approximately 63%.

The decrease in the cash flows absorbed by operating activities derived primarily from a decrease in payments to suppliers by comparison to the comparative period in the previous year.

The Group is still at the research and development stage and has no revenues and therefore the cash flows from its operating activities are negative. The balance of cash and cash equivalents is held by the Group in Shekel denoted deposits.

The monthly pace of the expenditure of cash for operating activities in the course of the nine months ended September 30, 2012 is NIS 1,420 thousand, as compared with NIS 1,455 thousand in the comparative period in the previous year.

Cash flows generated (absorbed) by investment activities

The cash flows absorbed by investment activities in the course of the first nine months of the year 2012 amounted to NIS (5) thousand, as compared with cash flows of  NIS 7,026 thousand generated by investment activities in the comparative period in the previous year.

The cash flows generated (absorbed) by investment activities amounted to NIS (4) thousand and NIS (17) thousand, in the course of three months ended September 30, 2012 and 2011, respectively.

The change in the cash flows absorbed by investment activities in the course of the last three months and nine months of the period ended September 30, 2012, as compared with the comparative periods last year, derives from the repayment of a short-term deposit during the course of the third quarter of 2012.

Cash flows generated by financing activities

The cash flows generated by financing activities amounted to NIS 13,638 thousand and NIS 333 thousand in the course of the nine months ended September 30, 2012 and in the comparative period in 2011, respectively.

The increase in the cash flows generated by financing activities derived from the raising of cash through a private issued in the course of the first quarter of the year 2012. For more details, see Section 5.4 below.

5.	Sources of finance

5.1	General

Since its foundation, the Group has primarily financed its operations from the issuance of securities, the receipt of loans and from the receipt of grants. For additional details in respect of the Company’s sources of finance see section 1.19 of Part A of BioCancell USA’s periodic report as of December 31, 2011 (Description of the Company's Business), which was published on February 23, 2012 (Document Number 2012-01-050445).

5.2	The issuance of securities to the public and the exercise of warrants.

In August 2006 BioCancell USA issued securities on the TASE for the first time, consisting of shares, warrants (Series 1) and warrants (Series 2) to the public, as a means of financing the Group's operations. The gross consideration for the issuance of the securities amounted to approximately NIS 24,640 thousand.

In October 2009 BioCancell USA published a shelf prospectus (hereinafter: "the shelf prospectus", in accordance with which BioCancell USA can offer: regular shares in the Company of 0.01 Dollar each and warrants (Series 3 to 7). In November 2010, BioCancell USA published a first shelf offer report under the shelf prospectus, within the framework of which 5,634,970 regular shares, 2,817,485 Series 3 warrants (replaced with Series 1 warrants in the aforementioned restructuring)  and 2,817,485 Series 4 warrants (replaced with Series 2 warrants in the aforementioned restructuring) were actually issued. The immediate gross consideration that was received by BioCancell USA amounted to NIS 18,595 thousand.

During the course of the reporting period, no Series 1 or Series 2 warrants were exercised. During the course of the reporting period, CBI and the Provident Fund converted convertible notes in an amount of $1,178 thousand, in return for the allocation of 4,791,075 shares. In addition, Tikcro’s convertible note was repaid in an amount of $2,481 thousand. For additional details, see Section 5.4.5 below.

November 2012 share allocation

On October 31, 2012, the Company published an incomplete prospectus (ISA Ref: 2012-01-268926) for the purpose of fundraising through the issuing of the Company’s ordinary shares to the public (hereinafter: “the Prospectus”). On November 12, 2012, the Company published a complementary announcement, in which it offered to the public 57,142,800 shares, par value NIS 0.01 (hereinafter: “the Shares”) at a minimum price per share of NIS 0.42. The Company issued a total of 37,362,000 (of which 36,905,000 were to CBI) in return for a total gross investment of NIS 15,692 thousand.

In the context of this offering, anti-dilution mechanisms were activated in accordance with investment agreements with institutional and private investors, including CBI. As a result, the Company intends to file a report regarding the allocation of additional securities. For details, see Sections 3.6.3 and 3.6.5 of the Prospectus.

5.3	Grants

Since it was founded and up to the end of the third quarter of 2012, nine grants have been approved for the subsidiary company on the part of the Office of the Chief Scientist in the Ministry of Industry, Trade and Labor (hereinafter: "The Chief Scientist"), for the purpose of the Group's research and development operations. Four grants have been given in connection with the treatment of cancer of the bladder, three in connection with the treatment of ovarian cancer and two in connection with the treatment of pancreatic cancer. The cumulative amount of the grants that have been received from the Chief Scientist by the subsidiary company amounted to approximately NIS 11 million as of September 30, 2012.

In 2007 the Bi-national Research and Development Fund of the United States and Israel (The BIRD Fund) approved a grant for the subsidiary company and for a partner in the United States, to finance the Phase I/IIa pancreatic cancer clinical trial in an amount of $950,000 (approximately NIS 3.3 million), of which as of September 30, 2012 the Company has received NIS 1,308 thousand. The trial began in November 2009 and ended in October 2010. As a result of the success of the trial, the Company has recorded a commitment for the repayment of the said grant.

Part of the research and development activities, which are financed by means of grants to the subsidiary company, as aforesaid, are performed in Professor Hochberg's laboratory at the Hebrew University of Jerusalem. The funds from these grants are designated for research and development in Professor Hochberg's laboratory, however they do not form part of the Company’s financial statements. It should be noted that the Company is not a party to the agreements covering these grants and it is not committed to them.

5.4	Private issues since the flotation of the Company to the public

Since the issue of the Company’s securities to the public for the first time, in August 2006, the Company has conducted four rounds of private issues, as detailed below:

5.4.1	In May 2008, the Company issued 650 thousand shares to CBI, for an overall consideration of NIS 2,288 thousand (at a price of NIS 3.52 per share).

5.4.2
In July 2008 the company made allocated to CBI, Tikcro Technologies Ltd. (hereinafter: "Tikcro") and the Provident Fund for Employees of the Hebrew University of Jerusalem Ltd. (together: "The 2008 investors"), together, approximately 1,223 thousand shares as well as warrants that are not registered for sale for the purchase of 6,281 regular shares in the Company, at an exercise price of NIS 0.42 per share2. In addition, the Company received the convertible loans from the 2008 investors, in an overall amount of approximately $2.92 million, which are convertible into up to 13,497 thousand shares in the Company at a conversion price of approximately NIS 0.87 per share3. The overall consideration for the Company within the framework of the 2008 investment, which is described above, amounted to approximately 3,650 thousand Dollars (approximately NIS 12,650 thousand). The convertible notes were converted or repaid in July 2012, as described in Section 5.4.5 below.

5.4.3
In March 2010, the Company (within the framework of two exceptional private issues) issued a total of approximately 4,158 thousand regular shares in the Company, par value $0.01 each, to private and qualified investors (hereinafter: "the investors"), at a price of NIS 2.95 a share and for an overall consideration of NIS 12,265 thousand. In accordance with the terms of the issue, the investors were allocated 4,158 thousand warrants, which are convertible into regular shares in the Company at an exercise price of NIS 4.25 per share for a period of 4 years, for no additional consideration.

5.4.4
In January 2012, the Company, within the framework of an exceptional private issue,  issued a total of approximately 11,144 thousand regular shares in the Company, par value $0.01 each, to private and qualified investors, at a price of NIS 1.00 a share and for an overall consideration of NIS 11,144 thousand.

2
The original exercise price was set at 0.716 Dollars a share, however this was reduced to NIS 0.42 per share under protection mechanisms that were set in the terms of the warrants and which were operated within the framework of the public offering that the Company executed in November 2012, after the balance sheet date, as described in Section 5.2 above.

3
The original exercise price was set at 0.716 Dollars a share, however this was reduced to NIS 0.87 per share under protection mechanisms that were set in the terms of the convertible loans and which were operated within the framework of the private offer that the Company executed in July 2012.

5.4.5
On May 13, 2012, the Company signed on an agreement with CBI in accordance with which, if and in so far as Tikcro should decide not to convert the convertible loan that it made available to the Company in July 2008 (which is described in section 5.4.2 above) (hereinafter: "The loan from Tikcro") into shares in the company and the loan from Tikcro is made repayable on July 30, 2012, then CBI will invest an identical amount in the Company to the balance of the loan from Tikcro – an amount of $2,480,500 (hereinafter, in this section: "The consideration") and this in consideration for the allocation of regular shares in the Company at a price of NIS 0.87 per share in the Company (hereinafter, in this section: "The transaction"). The consideration will be used solely and exclusively for the repayment of the loan from Tikcro. It should be noted that CBI and the Provident Fund have undertaken to convert the convertible loans that they made available to the Company in the year 2008, (which are described in section 5.4.2 above). It should also be noted that on July 17, 2012 Tikcro announced to the Company that it does not intend to convert the said loan into shares in the /Company and Tikcro expects that the Company will repay the Tikcro loan in full and on time. For additional details see the Company’s immediate report of July 23, 2012 (Document Number: 2012-01-192369) on the subject of the calling of a general meeting of the Company’s shareholders, on the agenda of which there will be, inter alia, a decision to approve the transaction that is described above.

On July 25, 2012 a general meeting of the Company’s shareholders approved the transaction. For additional details see the report on the results of the general meeting of the Company’s shareholders dated July 25, 2012 (Document Number: 2012-01-194439).

Accordingly, on July 30, 2012, CBI and the Provident Fund converted the convertible loans that were received from them in July 2008 into 10,731,720 shares, at a conversion price of NIS 0.87 per share. The consideration as transferred to Tikcro for the repayment of the convertible loan that was received from it in July 2008 and which was finally repayable at that time.

5.4.6
In addition, on July 30, 2012, CBI and the Provident Fund converted the convertible loans that were received from them in July 2008, at a conversion price of NIS 0.87 per share and in total they were allocated 4,936,594 shares against the loan (principal and interest) in a cumulative amount of approximately $1.14 million.

5.5	Additional fundraising

In 2009 the subsidiary sold a total of approximately 1,813 thousand treasury shares on the TASE, for an overall net consideration of NIS 6,127 thousand.

5.6	Data in connection with credit that has been extended to the Company

5.6.1	For details in respect of loan agreements between the Company and CBI from August and September 2012, see the updated report regarding the Company’s activities, included as Section A of this report.

5.6.2	Apart from the aforesaid, the Company has no long-term loans.

5.6.3
For details in respect of the convertible loans from the 2008 investors, see Section 5.4.2 above. The Company has no short-term credit or credit from suppliers. The average volume of the short-term credit from suppliers amounts to NIS 580 thousand.

5.6.4	The balance of the short-term credit from banks as of September 30, 2012 was 0 thousand Dollars.

5.7	Future fundraising

From time to time the Company examines the possibilities for recruiting capital in order to finance the continuation of its operations, including raising funds by means of an issue to the public, a rights issue to the existing shareholders, or the execution of an additional private allocation for investors in Israel and/or abroad. The designated usage for the funds that will be raised is the financing of the continuation of the research operations, including the performance of clinical trials as well as the examination of the possible indications for the treatment of additional types of cancer by means of additional drugs that are being developed by the Group, and the expansion of the scope of the Group's research and development operations.

6.	Summary of the sensitivity analysis

Sensitivity to changes in the Dollar/ Shekel exchange rate (sensitivity to a revaluation or devaluation of the Shekel against the Dollar (in NIS thousands)

	Profit (loss) from changes		The fair value of assets (assets/ liabilities)	Profit (loss) from changes
	Increase of 10% in the exchange rate	Increase of 5% in the exchange rate	At a Dollar rate of 3.912	Decrease of 5% in the exchange rate	Decrease of 10% in the exchange rate
Total net impact as of September, 30, 2012	(348)	(174)	(3,493)	174	348

Explanations by the Board of Directors

As of September 30, 2012, the Group has various liabilities that are linked to foreign currency, amounting to NIS 1,888 thousand to trade and other payables, primarily in respect of clinical trials expenses consultancy and operating expenses. A change in the exchange rate of 5% or 10% will have a significant impact on the Company's operating costs. In addition, the Company has a commitment for the repayment of grants from the BIRD Fund, which are linked to foreign currency, amounting to 1,565 thousand. A significant change in the exchange rates of 5% or 10% may have a significant impact on the liability in respect of the convertible loans and the commitment for the repayment of the grants.

In addition, the Group has signed on an agreement for the purchase of materials for the performance of the trials in an overall amount of approximately 850 thousand Dollars, of which an amount of 446 thousand Dollars has been paid. A change of 5% or 10% in the exchange rates could cause an increase in the liabilities of NIS 75 thousand or NIS 150 thousand, respectively.

In order to minimize the said exposure, the Company invests part of its balance of cash and cash equivalents in deposits that are denoted in foreign currency or linked thereto.

7.	Going concern note

Note 1(B) to the Company’s financial statements as of September 30, 2012, includes a note that the continuation of the development stage and the realization of the assets that are connected to the Group's planned activities are dependent upon future events and including the recruitment of additional capital and the achievement of operating profits in the future, which raises significant doubts in respect of the continued existence of the Company as a "going concern".

For additional details in respect of the Company’s need to raise additional sources of finance and the Company’s activity for the purpose of raising sources of finance, as aforesaid, see Section 5 above.

8.	Officer and interested party compensation

As of the date of the report, no significant change has occurred in the Provident for the senior office holders and interested parties in the Company and the manner in which the Provident for the senior office holders and interested parties in the Company are set, by comparison with what is stated in Section 5 of Part B of the Company's annual report as of December 31, 2011 (the Board Report on the state of the Company's affairs), which was attached to the Company's prospectus of May 31, 2012 (Document Number: 2012-01-141957).

Part B – Exposure to market risks and the ways in which they are managed

9.	Report on the subject of the exposure to market risks and the ways in which they are dealt with

During the reporting period no significant change has occurred in the exposure to market risks and the ways in which they are managed by comparison with what is stated in the Board Report as of December 31, 2011 (which were attached to the Company's prospectus of May 31, 2012 (ISA Ref: 2012-01-141957) and the Board Report as of June 30, 2012 (ISA Ref: 2012-01-226869), except as detailed below.

9.1	Sensitivity tests

Sensitivity to changes in the Dollar/ Shekel exchange rate (sensitivity to a revaluation or devaluation of the Shekel against the Dollar (in NIS thousands)

	Profit (loss) from changes		The fair value of assets (assets/ liabilities)	Profit (loss) from changes
	Increase of 10% in the exchange rate	Increase of 5% in the exchange rate	At a Dollar rate of 3.912	Decrease of 5% in the exchange rate	Decrease of 10% in the exchange rate
Cash and cash equivalents	(1)	(2)	20	1	2
Trade payables	(24)	(12)	(239)	12	24
Other payables	(166)	(83)	(1,669)	83	166
Commitment to repay grants	(156)	(78)	(1,565)	78	156
Total impact as of September 30, 2012, net	(348)	(174)	(3,493)	174	348

Part C – Corporate governance issues

10.	Report on the subject of directors having accounting and financial expertise

As of the date of the report, the Board of Directors has not changed its determination in respect of the minimum number of directors having accounting and financial expertise by comparison with what is stated in the Board Report as of December 31, 2011, which was attached to the Company's prospectus of May 31, 2012 (Document Number: 2012-01-141957).

11.	Disclosure on the subject of independent directors

The Company has not adopted a provision in its articles of association on the subject of the ratio of independent directors.

12.	Details in respect of the approval of the financial statements,

The Group's management prepares the financial statements and the external auditors audit the annual financial statements and review the quarterly financial statements.

The body in the Company that is responsible for the approval of the financial statements is the Board of Directors.

The company’s Audit Committee also serves as the Company’s Financial Statements Committee (hereinafter: "The Committee"), in accordance with the provisions of the Company’s Regulations (Provisions and conditions on the matter of the process of the approval of the financial statements), 5770 – 2010.

The Committee, which is the body that is responsible for the exercise of control from above (within the meaning of that term is Statement of Opinion 76 of the Institute of Certified Public Accountants) on the subject of the approval of the financial statements, is comprised of three members: Ms. Orly Yarkoni (an independent director), Mr. David Schlachet (an independent director) and Mr. Hanoch Rappaport (a director). All of the members of the Committee have accounting and financial expertise and also have the ability to read and to understand the financial statements and prior to their appointment they provided a declaration to that effect. For details of the skills, the education, the experience and the knowledge of the members of the Committee, in reliance on which the Company sees them as having accounting and financial expertise and as having the ability to read and to understand the financial statements, see Chapter 7 of the Company's prospectus of May 31, 2012 (ISA Ref: 2012-01-141957).

At least four days before meetings of the Committee and of the Board of Directors, all of the members of the Committee and of the Board of Directors receive a copy of the Group's financial statements, which have been prepared in accordance with the IFRS standards.

Inter alia, the Company's external auditor was invited to the meeting of the Committee, which was held on November 11, 2012, at which the Committee discussed and formulates its recommendations to the Board of Directors on the issue of the approval of the financial statements as of September 30, 2012. The following persons were present at the said meeting of the Committee: Ms. Orly Yarkoni, Mr. David Schlachet and Mr. Hanoch Rappaport, as well as Mr. Jonathan Burgin – the Company's CEO, Mr. Or Dolev – the Financial Controller, Mr. Avraham Hampel – the Company Secretary, and CPA Stuart Fund and CPA Arik Speier from the Company’s external auditors, Somech Haikin (KPMG).

Within the framework of its meeting, the Committee discusses, inter alia: (1) the process of the Company’s preparations on the issue of the internal control processes that are required for the purpose of the examination of the effectiveness of the internal control over the financial reporting and over the disclosures, including the process of the identification and the determination of the significant processes in the financial statements, which is based on qualitative and quantitative mapping; (2) the assessments and the estimates that were made in connection with the financial statements; (3) the internal controls that are connected to the financial reporting; (4) the completeness and the fairness of the disclosure in the financial statements; (5) the accounting policies that have been adopted on issues that are significant to the Company; (6) evaluations, including the assumptions and the estimates on which they are based, on which the data in the financial statements rely. The Committee also considers various issues relating to the control and management of risks, both those that are reflected in the financial statements and also those that affect the reliability of the financial statements. This is done by way of the detailed presentation of the said issues by the Chief Executive Officer and the making of comments by the external auditors on the issues that are presented.

The Committee's recommendations were delivered to the Board of Directors, in writing, on November 11, 2012.

At the meeting of the Board of Directors, all of the members of the Board of Directors receive a review of the Group's financial results and the exploitation of its budget as well as a review of the changes in the financial reporting, in so far as there is any as a result of the recommendations of the Committee.

Within this framework the members of the Board of Directors have every opportunity to raise questions in respect of the financial reports and the audit/review process by the external auditors.

The Company’s external auditors, the Chief Executive Officer and/or the Financial Controller, as the case may be, relate to the questions. After a discussion and the answering of all of the questions of the members of the Board of Directors, the Chairman of the Board of Directors proposes that a vote be taken on the approval of the financial statements.

At a meeting of the Board of Directors, which was held on November 13, 2012, the Board of Directors discussed the recommendations of the Committee and it approved the Company's financial statements as of September 30, 2012. In the assessment of the Board of Directors, the Committee's recommendations were passed to the members of the Board of Directors a reasonable time before the said meeting of the Board of Directors and this is in the light of past experience and the level of complexity of the Company's Board of Directors.

The members of the Board of Directors who discussed the Group's financial statements as of September 30, 2012 are: Dr. Aharon Schwartz (Chairman of the Board of Directors), Professor Avraham Hochberg (Director), Mr. Ofer Goldberg (Director), Mr Hanoch Rappaport (Director), Ms. Orly Yarkoni (External Director) and Mr. David Schlachet (External Director).

13.	Internal auditor

No significant change occurred in the reporting period on the subject of the Internal Auditor by comparison with what is stated in the Board Report as of December 31, 2011, which was attached to the Company's prospectus of May 31, 2012 (ISA Ref: 2012-01-141957) and the Board Report as of June 30, 2012 (ISA Ref: 2012-01-226869).

14.	Donations

As of the date of this report, no significant change occurred in the reporting period on the subject of the making of donations by comparison with what is stated in the Board Report as of December 31, 2011, which was attached to the Company's prospectus of May 31, 2012 (Document Number: 2012-01-141957).

Part D – Disclosure provisions in connection with the Corporation's financial reporting

15.	Subsequent events to the date of the financial statements

For information regarding subsequent events detailed in the Company’s financial statements as of September 30, 2012, see Section A of this report.

16.	Disclosure in respect of critical accounting estimates

When preparing the financial statements, management is required to exercise judgment and to make use of estimates, assessments and assumptions, which affect the implementation of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. The estimates and the assumptions on which they are based are reviewed routinely. The changes in the accounting estimates are reflected in the period in which the change is made in the estimate. The following are the main assumptions that have been made in the financial statements in connection with uncertainties as of the balance sheet date and the critical estimates that have been calculated by the Group and where a significant change in the estimated and the assumption could change the carrying values of assets and liabilities in the financial statements in future reporting periods:

16.1
Share-based payments – The fair value of the warrants that was determined at the time of the grant and amortized in the statement of income over the length of the vesting period has been measured in accordance with the Black & Scholes model for costing options. This model makes use of critical estimates, a change in which could have a significant impact on the Company's results.

16.2
Employee benefits – In accordance with the IFRS, post-employment employee benefits are presented in accordance with an actuarial evaluation, which is calculated by an external actuary, who is independent and has appropriate skills. The actuarial estimate is based on estimates, which may alter.

16.3
Convertible loans and warrants – In accordance with the IFRS, convertible loans and warrants are presented in accordance with their fair value, which is based on an evaluation by external independent appraisers who have appropriate skills. The fair value that has been set is based on estimates that may alter. Changes in the fair value are reflected in the statement of income and as a result they may affect the Company’s results.

In July 2008 the Company executed a private issue within the framework of which regular shares were allocated to three offerees, loans were received that are convertible into regular shares during a period of four years from the time of their receipt and non-marketable warrants were allocated, which can be converted into regular shares during a period of five years from the time of their allocation, for a consideration of $3.65 million.

The consideration from the issue has been allocated between the loans and the warrants in accordance with their fair value and the rest of the consideration has been allocated to shares that are classified as a capital component. In accordance with the provisions of IAS 39, it is not possible to recognize a loss from the transaction, since the evaluation also relies on indices that are not observable in a market, and accordingly the Company has made adjustments to the fair value in order for the fair value of the instruments that have been issued not to be higher than the consideration. The difference between the fair value in the evaluation and the consideration is recognized in accordance with the lifetime of the liability and not immediately.

The loans and the options derivative have been classified as financial liabilities, which are measured at fair value, and are presented under non-current liabilities in the balance sheet. Changes in the fair value in each period are reflected in the statement of income in accordance with the provisions of the IAS 39 standard. The shares that were issued under the agreements have been classified as equity in accordance with their par values.

The evaluation was performed by independent external appraisers who have recognized professional skills.

For the purpose of his evaluation, the appraiser used the binomial model, since that model enables the inputting of complex data in respect of exercise and conversion terms. Furthermore, the model enables the inputting of data that vary over time.

Details of the appraised items	The time of the valuation	The evaluation (1)	The impact on results (2)	The share price in NIS	Standard deviation	Discount rate
Convertible loans	September 30, 2012	-	-	-	-	-
Warrants	September 30, 2012	565	(1,397)	0.529	51.82%	0.216%
Convertible loans	September 30, 2011	9,398	(935)	1.406	55.01%	0.11%
Warrants	September 30, 2011	2,487	(1,613)	1.406	65.65%	0.23%
Convertible loans	December 31, 2011	9,234	(1,096)	1.097	56.08%	0.07%
Warrants	December 31, 2011	1,958	(2,141)	1.097	60.94%	0.12 -0.19%

(1)	The figures are in NIS thousands.

(2)	The impact on expenses (revenues) in NIS thousands.

The evaluation has been made by the company Eliyahu El-Al Ltd., which specializes, inter alia, in the valuation of companies, options for employees, financial instruments and derivative financial instruments.

The appraiser has no personal interest in the Company's shares, its shareholders or the related parties thereof. Furthermore, there is no dependence or connection to them, as defined in the Companies Law.

The Company's Board of Directors would like to thank the Company's employees and its management for their contribution to the Company's progress

Jonathan Burgin Chief Executive Officer	Aharon Schwartz Chairman of the Board of Directors

November 13, 2012

BioCancell Ltd.

Condensed Consolidated Financial
 Interim Statements
 As of September 30, 2012

The information contained in these financial statements constitutes an unofficial translation of the financial statements published by the Company in Hebrew.  The Hebrew version is the binding version.  This translation was prepared for convenience purposes only.

BioCancell Ltd.
Condensed Consolidated Financial Interim Statements
 As of September 30, 2012

BioCancell Ltd.
 Condensed Consolidated Interim Pro Forma Statements of Financial Position as of

		September 30, 2012	September 30, 2011	December 31, 2011
		(Unaudited)	(Unaudited)	(Audited)
	Note	NIS thousands	NIS thousands	NIS thousands
Assets
Cash and cash equivalents		1,772	6,651	919
Short-term deposits		-	-	-
Receivables and other current assets		858	1,469	2,167

Total current assets		2,630	8,120	3,086

Long-term prepaid expenses		60	1,294	1,019
Assets of employee benefit plans, net		117	171	105
Property and equipment, net		176	265	243
Intangible assets, net		2	14	11

Total long-term assets		355	1,744	1,378

Total assets		2,985	9,864	4,464

Liabilities
Trade accounts payable		580	511	1,218
Payables and other current liabilities		3,837	2,911	3,827
Short-term employee benefits		247	224	291
Liability for underwriter commissions		8	70	30
Liability for repayment of grant		1,564	1,780	1,529
		3,005	-	-
Convertible notes payable		-	9,398	9,234

Total current liabilities		9,241	14,894	16,129

Convertible notes payable	4	-	-	-
Long-term derivatives	4	565	2,486	1,958

Total long-term liabilities		565	2,486	1,958

Total liabilities		9,806	17,380	18,087

Stockholders' equity (deficit)
Common stock		549	267	267
Additional paid-in capital		93,617	68,507	68,507
Capital reserve for share-based payments		6,30	6,147	6,174
Accumulated deficit		(107,317)	(82,437)	(88,571)

Total stockholders' deficit		(6,821)	(7,516)	(13,623)

Total liabilities and stockholders' equity		2,985	9,864	4,464

Aharon Schwartz	Jonathan Burgin	Or Dolev
Chairman of the Board	Chief Executive Officer	Controller
Approval date of the financial statements: November 13, 2012

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioCancell Ltd.

Condensed Consolidated Interim Pro Forma Statements of Operations

		Six-month period ended		Three-month period ended		Year ended
		September 30	September 30	September 30	September 30	December 31
		2012	2011	2012	2011	2011
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Note	NIS thousands
Research and development expenses		11,487	9,188	1,952	3,490	14,083
Less: Chief Scientist and BIRD Foundation grants		(1,794)	(1,170)	(586)	(335)	(1,498)

Research and development expenses, net		9,693	8,018	1,366	3,155	12,585
General and administrative expenses		4,365	5,447	972	1,665	7,444

Operating loss		14,058	13,465	2,338	4,820	20,029

Finance income		(59)	(276)	-	(133)	(320)
Finance expenses		924	1,249	132	451	1,592
Net change in fair value of financial instruments designated as fair value through profit or loss	4	3,823	(3,091)	581	(2,882)	(3,820)

Finance expenses (income), net		4,688	(2,118)	713	(2,564)	(2,548)

Loss for the year attributable to
stockholders of the Company		18,749	11,347	3,051	2,256	17,481

Basic loss per share (in NIS):

Basic and Fully-diluted loss		0.45	0.43	0.06	0.08	0.26

Number of shares used to calculate basic and fully-diluted loss per share (share thousands)		41,759	26,685	49,681	26,685	26,486

The accompanying notes are an integral part of these condensed consolidated interim pro forma financial statements.

BioCancell Ltd.
Condensed Consolidated Interim Pro Forma Statements of Changes in Equity

			Capital
			reserve for
		Additional	stock-	Accumu-	Total
	Common	paid-in	based	lated	equity
	stock	capital	payment	deficit	(deficit)
	NIS thousands
For the nine-month period ended
September 30, 2012 (Unaudited)
Balance as of January 1, 2012 (Audited)	267	68,507	6,174	(88,571)	(13,623)
Issuance of shares	281	24,830	-	-	25,111
Stock-based payment	1	280	156	-	437
Loss for the period	-	-	-	(18,746)	(18,746)

Balance as of September 30, 2012 (Unaudited)	549	93,617	6,330	(107,317)	(6,821)

For the three-month period ended
September 30, 2012 (Unaudited)
Balance as of July 1, 2012 (Unaudited)	394	79,254	6,432	(104,266)	(18,186)
Issuance of shares	155	14,187	-	-	14,342
Stock-based payment	-	176	(102)	-	74
Loss for the period	-	-	-	(3,051)	(3,051)

Balance as of September 30, 2012 (Unaudited)	549	93,617	6,330	(107,317)	(6,821)

For the nine -month period ended
September 30, 2011 (Unaudited)
Balance as of January 1, 2011 (Audited)	267	67,959	5,315	(71,090)	2,451
Exercise of warrants	-	379	(46)	-	333
Stock-based payment	-	169	878	-	1,047
Loss for the period	-	-	-	(11,347)	(11,347)

Balance as of September 30, 2011 (Unaudited)	267	68,507	6,147	(82,437)	(7,516)

For the three-month period ended
September 30, 2011 (Unaudited)
Balance as of July 1, 2011 (Unaudited)	267	68,198	5,698	(77,202)	(3,039)
Exercise of warrants	-	274	(32)	-	242
Stock-based payment	-	-	152	-	152
Loss for the period	-	-	-	(2,256)	(2,256)

Balance as of September 30, 2011 (Unaudited)	267	68,507	6,147	(82,437)	(7,516)

For the three-month period ended

For the year ended December 31, 2011 (Audited)
Balance as of January 1, 2011 (Audited)	1,070	67,156	5,315	(71,090)	2,451
Exercise of warrants	9	370	(46)	-	333
Issuance of warrants	2	167	-	-	169
Stock-based payment	-	-	905	-	905
Loss for the year	-	-	-	(17,481)	(17,481)

Balance as of December 31, 2011 (Audited)	1,081	67,693	6,174	(88,571)	(13,623)

The accompanying notes are an integral part of these condensed consolidated interim proforma financial statements.

BioCancell Ltd.

Condensed Consolidated Interim Statements of Cash Flows

	Six-month period ended		Three-month period ended		Year ended
	September 30	September 30	September 30	September 30	December 31
	2012	2011	2012	2011	2011
	NIS thousands
Cash flows generated by operating activities

Loss for the period	(18,746)	(11,347)	(3,051)	(2,256)	(17,481)

Finance costs, net	(4,581)	(2,316)	708	(2,610)	(2,722)
Depreciation of property and equipment	72	73	24	25	96
Amortization of intangible assets	9	10	3	2	13
Stock-based payment	437	1,047	74	152	1,074
Change in receivables and other current assets	1,309	(1,838)	118	(1,885)	(1,343)
Change in trade accounts payable	(638)	161	(226)	159	868
Change in other payables	10	1,281	23	(444)	2,197
Change in employee benefits and provisions	(56)	20	(62)	25	153
Change in long-term prepaid expenses	959	617	(9)	617	(932)
Liability for repayment of grant	35	(619)	(4)	(1,207)	366
Interest paid	(802)	145	(118)	774	(1,290)
Interest received	50	(14)	(1)	(151)	193
Income tax paid			-	-	-

Net cash outflows generated by operating activities	(12,780)	(13,100)	(2,521)	(6,798)	(18,808)

Cash flows generated by investing activities
Withholding tax bonds	(131)		(131)
Short-term deposits	-	7,075	-	-	7,075
Purchase of property and equipment	(5)	(49)	(4)	(17)	(50)
Purchase of intangible assets	-	-	-	-	-
Proceeds from sale of property and equipment	-	-	-	-	-

Net cash inflows (outflows) generated by investing activities	(136)	7,026	(135)	(17)	7,025

Cash flows generated by financing activities
	3,000		3,000
Proceeds from exercise of stock options	-	333	-	242	333
Changes in deferred issuance costs	-	-	-	-	-
Proceeds from share issuance	11,143	-	-	-	-
Issuance costs	(374)	-	-	-	-

Net cash inflows generated by financing activities	13,769	333	3,000	242	333

Increase (decrease) in cash and cash equivalents, net	853	(5,741)	344	(6,573)	(11,450)

Cash and cash equivalents balance – as of beginning of period	919	12,374	1,428	13,195	12,374
Effect of currency exchange rate on balance of cash and cash equivalents	-	18	-	29	(5)

Cash and cash equivalents balance – as of end of period	1,772	6,651	1,772	6,651	919

The accompanying notes form an integral part of these condensed consolidated interim pro forma financial statements.

BioCancell Ltd.

Notes to the Condensed Consolidated Interim Pro Forma Financial Statements as of September 30, 2012

Note 1 - General

A.
The Company was associated and registered in Israel on September 22, 2011 under the Companies Law, 1999 (hereafter – "the Companies Law"), as a private company limited in shares named BioCancell Ltd. (hereafter – "the Company").

The Company is a shell company with no operations, assets or liabilities, which was founded only for the purpose of a reorganization of BioCancell Therapeutics Inc. (hereafter – "BioCancell US") (a company engaged in the development of drugs to treat cancer), which included a reverse (three-way) merger (hereafter – "the Merger"), as a result of which the stockholders of BioCancell US will receive, in consideration for their shares (in BioCancell US), shares of the Company, which will hold all of the issued capital of BioCancell US.

On August 14, 2012 (from inception until this date, the Company had no activity), the Company executed the merger and trading in the stock and Series 1 and 2 options of the Company commenced, as detailed below.

The Merger does not include any change in the operations of BioCancell US (or in its subsidiary) or in the stockholding percentage of the existing stockholders in BioCancell US.  Upon the Merger 's closing, the Company constitutes a mirror image of BioCancell US in all that relates to the Company's operations and the stockholding percentages of its stockholders.

With the execution of the allotment of the Company's shares to the present stockholding public of BioCancell US, against the transfer of their holdings in BioCancell US to the Company, the Company became a public company, as defined in the Companies Law, and report in accordance with the provisions of Chapter VI of the Securities Law.

Under the terms of the Merger, additional securities that BioCancell US allotted were also exchanged, as follows: (a) Series 3 and Series 4 warrants were exchanged for warrants of the Company (Series 1 and 2); (b) options in the employee options plans from 2004 and 2007 for compensation to employees, officers and consultants, exercisable for shares of BioCancell US, were exchanged for option warrants exercisable for shares of the Company; and (c ) non-marketable warrants that were allotted to private investors in 2008 and 2010 were exchanged for non-marketable warrants, exercisable for the Company's shares.

Since the Company is purchasing the shares from BioCancell US and since the Company cannot be deemed a buyer, the purchase is not deemed a business combination under Amended International Financial Reporting Standard No. 3 (IFRS 3R).  Accordingly, the Company treated the purchase in a manner similar to a pooling of interests.  The Company prepared consolidated financial statements in which the merger was reflected as though it had always been executed, essentially reflecting post-merger accounting treatment.

BioCancell Ltd.

Notes to the Condensed Consolidated Interim Financial Statements in IFRS as of September 30, 2012

B.	Reporting entity

(1)	The consolidated consolidated interim financial statements of the Company as of September 30, 2012 include those of the Company and its wholly-owned subsidiary, BioCancell US.

The Group is engaged in research and development of drug-candidates for the treatment of various cancer types, such as superficial bladder cancer, pancreatic cancer and ovarian cancer.  The leading drug developed by the Group has been successfully tested for a number of cancer types in pre-clinical animal studies, compassionate use human trials and a Phase I/IIa clinical trial.  The Group is now performing a Phase IIb clinical trial in pancreatic cancer patients, a Phase IIb clinical trial on bladder cancer patients and a Phase I/IIa clinical trial on ovarian cancer patients.  The Group is also evaluating indications for the possible use of this drug, and others under its development, to treat other types of cancer.

These activities are based on an exclusive license that had been transferred to the Group and the use of various technologies protected by patent or by applications for patent registration.

BioCancell Ltd.

Notes to the Condensed Consolidated Interim Financial Statements in IFRS as of September 30, 2012

(2)
The biotechnology industry, in which the Group operates, is characterized by strong competition, resulting from the risk of frequent technological changes.  Entry into this market requires the investment of considerable resources and continuous development.  The Group's future success is dependent on several factors, including the quality of the product's technology, the product's price, and the creation of an advantage over the competition.

The Group's product is in the development stage. Therefore, there is no certainty regarding the Group’s ability to complete the product’s development, receipt of regulatory permits, and success of its marketing. The continuation of the stages of development and the realization of assets related to the planned activities depend on future events, including the receipt of additional financing and achieving operational profitability in the future. The Group is working to raise the capital needed for continuing its operations, although, as of the Balance Sheet date, there is still significant doubt as to the Company's ability to continue operating as a “going concern.  On November 12, 2012, the Company raised NIS 15,692 thousand in a public offering.  For details, also see the note on subsequent events.  As of the signing date of the financial statements, and based on the Group's assessments, the financial resources that the Group has are expected to suffice until June 2013.  The financial statements do not include all of the measurement or presentation adjustments for assets and liabilities that would be required if the Group does not continue operating as a going concern.  The assessment of the final results of the aforesaid cannot be determined at this stage.

Note 2 – Presentation basis of financial statements

A.	Declaration of Compliance with International Financial Reporting Standards

The condensed consolidated interim pro forma financial statements were prepared in conformity with Regulation 38B of the Securities Regulations (Periodic and Immediate Reports), 1970, based on the assumptions provided in Note 1B above,  and do not include all the information required in full annual financial statements.  They should be read in conjunction with the annual pro forma consolidated financial statements for the year ended December 31, 2011.

The condensed consolidated interim financial statements were approved by the Board of Directors on November 13, 2012.

B.	Use of estimates and judgment

When preparing condensed financial statements in conformity with IFRS, the Group's management is required to use judgment in its assessments, estimates and assumptions that affect the implementation of policies and the amounts of assets and liabilities, revenues and expenses.  Note that the actual expenses could differ from these estimates.

Management's judgment, when implementing the Group's accounting policy and key assumptions used in assessments involving uncertainty, is consistent with those applied in the annual financial statements.

Note 3 – Significant accounting policies

The Group's accounting policies in these condensed consolidated interim financial statements are the accounting policies applied in the annual financial statements.

BioCancell Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2012

Note 4 – Convertible notes payable and long-term derivatives

A.
During July 2008, the Company executed a private placement allotting unlisted notes payable convertible into common stock for a four-year period from the date issued, and unlisted warrants exercisable into the Company's stock for a five-year period from their issue date, to 3 offerees, in consideration for $3.65 million.

The offering proceeds were allocated by the Company between the notes payable and the warrants based on the adjusted fair value (see below), with the remainder of the proceeds allocated to shares classified as equity.  According to the provisions of IAS 39, the loss from the transaction may not be recognized since the valuation is also based on indices that are not observable in the market.  Therefore, the Company adjusted the fair value so that the fair value of the instruments issued will not exceed the proceeds.  The difference between the fair value in the valuation and the proceeds is recognized over the life of the liabilities, not immediately.

The notes payable and the warrant derivative were classified as financial liabilities measured at fair value, and are included in the Balance Sheet in liabilities.  Changes in fair value in every period are recognized in the statement of operations, in accordance with the provisions of IAS 39.  The shares that were issued pursuant to the agreements were classified as capital at their par value.

The valuation was performed by outside independent appraisers with recognized professional capabilities.

The parameters taken into account are as follows:

	September 30, 2012	September 30, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
Stock price	0.529 NIS	1.406 NIS	1.097 NIS
Expected volatility	51.82%	55.01-65.65%	56.08%-60.94%
Conversion price	NIS 0.87*	$0.716	$0.716

* Change in conversion price – See Note 5 – Significant Events during the Period.
** As of September 30, 2012, included a valuation only for the option warrants.

Regarding calculation of volatility, see Note 22(F) to the Company's consolidated financial statements as of December 31, 2011.

During the three-month and nine-month periods, expenses of NIS 1,128 thousand and NIS 5,238 thousand were recognized for the change in adjusted fair value of the convertible notes payable and income  of NIS 545 thousand and NIS 1,393 thousand were recognized for a change in the adjusted fair value of the warrants, respectively.  The net change was recognized to finance expenses in the Statement of Operations.

Regarding repayment of the notes payable and their conversion, see Note 5D.

As provided in Note 5C, on July 31, 2012, the maturity date of the convertible notes, the Group repaid a total of $2,480,500, out of the proceeds from the investment made by Clal Biotechnology Industries.  Additionally, CBI and the Pension Funds converted the convertible notes from 2008 into shares, in return for 4,147,171 and 643,904 shares, respectively, at par value of $0.01 and a conversion price of NIS 0.87.

BioCancell Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2012

Note 5 – Significant events during the report period

A.
On January 24, 2012, after obtaining approval from the audit committee, the Board of Directors and a general meeting of its stockholders, the Company executed an exceptional private placement, in accordance with agreements with various investors, of 11,144,400 of its common shares ($0.01 par value each) that were allotted against total consideration of NIS 11,144,400 ($3 million), at a price of NIS 1.00 per share.  Among the investors was Clal Biotechnology Industries Ltd. ("CBI"), which is deemed a joint-controlling stockholder in the Company, for the purpose of approving transactions with interested parties, and since execution of the offering, is deemed the Company's controlling stockholder.

Under the terms of the private placement, 8,199,400 shares of the Company were allotted to CBI, whereby after the private placement, CBI's stockholding percentage in the issued and paid-up capital of the Company and the voting rights therein rose from 14.37% to 31.64%.  Most of the investors that participated in the private placement were existing stockholders, which had invested in the Company in the past.

The stock price in the private placement led to invoking the adjustment formulas prescribed in the investment agreements from 2008, between the Company and CBI, Tikcro Technologies Ltd. and the Provident Fund of Employees of Hebrew University in Jerusalem Ltd. ("2008 Investors").  Consequently, (1) a total of 1,500 thousand common shares were allotted to 2008 Investors; (2) the exercise price of the warrants received by 2008 Investors was changed from $0.716 per share to NIS 1 per share; and (3) the number of common shares deriving from the conversion of the convertible loans given by 2008 Investors to the Company (to the extent the loans are converted) was increased by 8,400 thousand shares.

B.
In January 2012, the Company allotted options to its chief scientist that are exercisable for 300,000 common shares, $0.01 par value each, which will be listed for stock exchange trading after their exercise.  The exercise price of the options is NIS 1.583 per share, which is the higher of the average stock price at the end of the 22 trading days that preceded the date of the Board of Directors' resolution on the matter and the stock price at the end of the trading day on which the Board of Directors' resolution was passed.  According to the terms of the allotment, the options will vest in 16 equal quarterly installments, at the end of every calendar quarter.  The options will be taxed under Section 102 of the Income Tax Ordinance.

The fair value of the options in accordance with the provisions of IFRS 2 totaled NIS 177 thousand.  Accordingly, the Company recorded consolidated salary expenses in respect of these options in the three-month and six-month periods of NIS 26 thousand and NIS 72 thousand, respectively

The fair value of the options on the grant date was estimated using the Black & Scholes option pricing model.  The parameters used in measuring fair value are as follows:

Stock price (in NIS)	0.96
Exercise price (in NIS)	1.583
Expected volatility (weighted average)	78.8-82.4%
Expected life of options (expected weighted average	5.13-6.86 years
Risk-free interest rate	3.5-3.57%
Expected dividend rate	-

 BioCancell Ltd.

Notes to the Condensed Consolidated Interim Financial Statements in IFRS as of September 30, 2012

 Note 5 – Significant events during the report period (cont’d)

D.
In April 2012, BioCancell US reported that its Board of Directors, further to the approval of its audit committee, approved BioCancell US entering into an agreement with Clal Biotechnology Industries Ltd. (CBI), whereby: (a) if and to the extent that Tikcro decides not to convert the convertible loan it provided in July 2008 into common shares of BioCancell US, and the loan becomes payable on July 30, 2012, CBI will invest in BioCancell US an amount equal to the Tikcro loan balance – up to $2,480,500 – in return for an allotment of shares of common stock of BioCancell US, at a price of NIS 0.87 per share.  The proceeds will be used solely to repay the convertible notes payable from Tikcro; (b) CBI will convert into shares the convertible notes payable it provided to the Subsidiary in 2008,, provided that the Provident Fund of the Employees of the Hebrew University of Jerusalem commits to convert into shares the convertible notes payable that BioCancell US provided in 2008. The aforementioned transaction is contingent on receipt of several appropriate approvals, including approval by a general meeting of the stockholders of BioCancell US as a transaction in which the controlling stockholder has a personal interest.  In July 2012, the Company received all of the relevant approvals and the transaction was approved by a general meeting of stockholders.  On July 31, 2012, CBI invested $2,480,500, in consideration for the allotment of common stock of the Company at a price of NIS 0.87 per share, in consideration for 10,731,720 shares. The proceeds were transferred directly to Tikcro (by CBI) for repayment of the convertible notes payable.  Additionally, CBI and the Provident Funds converted into shares the convertible notes payable provided to the Company in 2008.

E.
On May 6, 2012, the Board of Directors of the Company appointed Dr. Aharon Schwartz as Chairman of the Board of Directors, and approved, subject to approval by a general meeting of stockholders, monthly compensation of NIS 30,000 (approximately $7,700) for a 40% position, and to allot him options to purchase 400,000 shares of common stock of the Subsidiary, in accordance with the Subsidiary's 2007 Stock Option Plan, at an exercise price of NIS 0.99 per share (the higher of the average closing price of the Company's shares on the TASE for the 22 trading days prior to the Board resolution, but not less than the closing price of the Company's shares on the said date). The options will vest over the course of four years.  The options will be taxed on the capital track under Section 102 of the Income Tax Ordinance.  Subsequent to the Balance Sheet date, the stockholders' meeting approved the terms.

The estimated fair value of the options for shares grant, on the grant date, is estimated using the Black & Scholes option-pricing method.  The parameters used in measuring fair value (since the grant date is after the Balance Sheet date) are as follows:

Stock price (in NIS)	0.71
Exercise price (in NIS)	0.99
Expected volatility (weighted average)	77.7-82%
Expected life of options (expected weighted average	5.13-7 years
Risk-free interest rate	3.5-3.79%
Expected dividend rate	-

F.
During June 2012, the Chief Scientist of the Ministry of Trade, Industry and Employment of the State of Israel approved two applications by the Subsidiary to receive grants from the Chief Scientist for research and  development budgeted at NIS 4.4 million.  In total, the Company expects to receive NIS 1.9 million.

BioCancell Ltd.

Notes to the Condensed Consolidated Interim Financial Statements in IFRS as of September 30, 2012

Note 5 – Significant events during the report period (cont’d)

G.
As a result of the update of the Subsidiary's pancreatic cancer clinical trial, and clarification of the implications of agreements with the suppliers involved in the trial, the Company recognized advances of $405 thousand in income, which were presented in the past in receivables and other current assets and in long-term prepaid expenses.

H.
On June 1, 2012, Mr. Uri Danon ended his tenure as Company CEO.  On July 16, 2012, the Company's board of directors approved his severance terms as follows: (1) extension of the prior notice period to 180 days (instead of 90 days).  In the extension period, Mr. Danon will be entitled solely to his base salary; (2) extension of the exercise period of the options granted to Mr. Danon that had vested on his termination date, totaling 450,000 options, so that these options may be exercised during the 24 months subsequent to the termination date, i.e. until August 4, 2014 (instead of 12 months).

I.
On August 6, 2012 and September 27, 2012, the audit committee and board of directors of the Company approved the Subsidiary's commitment to receive a loan from CBI, in the amount of NIS 2 million, at interest of 1.8%, and an additional loan of NIS 3 million at interest of 2.18%.  The principal and interest will be repaid in a single payment on the earlier of (a) after six months have passed from the date on which the Group received the loan, or (b) 2 business days from the date on which the proceeds from the private offering or public offering of the Company's securities will be transferred to the Group, if and to the extent the Company does execute such an offering.  The parties may agree to extend the loan term until July 30, 2013, at the same terms.  As of the balance sheet date, the Group received NIS 3 million and the additional NIS 2 million were received subsequent to the balance sheet date.

BioCancell Ltd.

Notes to the Condensed Consolidated Interim Financial Statements in IFRS as of September 30, 2012

Note 6 – Subsequent events

A.
In October 2012, the Company announced that following preliminary conversations held with representatives of Proteologics Ltd., it is evaluating the benefit of a merger with Proteologics (which, in the Company's assessment, if it occurs, will be through an exchange of shares based on the fair value of the two companies on the stock exchange, with the adjustments that will be required as a result of the negotiations between the companies).  At this stage, it involves a preliminary evaluation and there had been no formulation of the structure of the transaction or details about its principles (if such a transaction will be agreed upon), including with respect to the value of the companies for the purpose of the transaction, the structure of the merged company, the composition of the board of directors and management of the merged company.  The closing of the said transaction is subject to, inter alia, continued evaluation of the benefit of the transaction by each party (including the performance of due diligence (legal, accounting and scientific) of the other company), formulating the transaction's structure, an undertaking in an agreement, obtaining the approvals of the relevant organs in each of the companies (including approval by a meeting of shareholders in each of the companies ), obtaining the requisite third party approvals for the purpose of executing the transaction, and providing the reporting required by all laws.  There is no certainty that the evaluation of benefit will result in negotiations and lead to a transaction in the preliminary structure described previously, or another structure, if at all.  Likewise, solely for the sake of caution, and since the controlling stockholder in the Company – Clal Biotechnology Industries Ltd. could be deemed as having a personal interest in approving the transaction, the Company's board of directors decided that the examination and approval of the transaction shall be carried out in the process of approval of a transaction in which the controlling stockholder has a personal interest.  Accordingly, the Company's board of directors resolved to establish an independent committee, comprised of the Company's two outside directors, in order to evaluate the structure of the transaction.  In the Company's estimation, if the negotiations between the Company and Proteologics conclude, and it is decided to execute the transaction, then it will close not before the first quarter of 2013.

B.
On November 12, 2012, the Company executed a public offering by tender according to the Company's prospectus from November 1, 2012, and a supplementary notice to the prospectus from November 12, 2012.  ON the subsequent day, the Company allotted 37,362,000 common shares, registered to bearer, NIS 0.01 par value each, to the tender participants (of which 36,905,000 common shares to CBI, the Company's controlling stockholder), at a share price of NIS 0.42, for gross proceeds of NIS 15,692 thousand.  Within the framework of the offering, the anti-dilutive provisions were invoked for certain investors, whereby the investors are entitled to receive 14,725,534 common shares (of which 11,098,686 shares for CBI), subject to the Stock Exchange's approval.  Additionally, the Company received demands from CBI and Tikcro, the significance of which is an additional cumulative allotment of 7,467,738 shares to these investors, pursuant to these adjustment provisions.  The Company is still examining the aforementioned claims, including the possibility of turning to an arbitrator to decide the matter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCANCELL LTD.

Dated: December 26, 2012	By:	/s/ Avraham Hampel
Avraham Hampel
Company's Secretary